EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the three months ended March 31, 2018 and 2017, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	2018	2017
Earnings:
Income before taxes	$51,923	$56,430
Fixed charges	78,443	74,740
Total earnings	$130,366	$131,170
Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$78,428	$74,728
Estimate of the interest component of rental expense	15	12
Total fixed charges	$78,443	$74,740
Ratio of earnings to fixed charges	1.66	1.76